Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

December 3, 2015

TELUS Corporation

Final Re-Opening Term Sheet

4.85% Notes, Series CP due April 5, 2044

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:	C$400 million re-opening of the Series CP Notes pursuant to the Short Form Base Shelf Prospectus dated November 19, 2014 and the Prospectus Supplement dated December 3, 2015

Re-opening Principal Amount:	C$400 million (final aggregate principal amount outstanding of C$900 million)

Pricing Date:	December 3, 2015

Settlement Date:	December 8, 2015 (T+3)

Maturity Date:	April 5, 2044 (re-opening)

Coupon:	4.85% per annum, payable semi-annually in arrears, in equal instalments on April and October 5th, commencing on April 5, 2016

Re-opening Spread(1):	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 — Shelf Distributions.]

Re-opening Yield:	5.020% per annum

Re-opening Price:

C$97.438 per $100 principal amount plus accrued and unpaid interest from and including October 5, 2015 to but excluding December 8, 2015 in the amount of $0.85041096 per $100 of principal amount of Notes

Rank:	The Notes will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all existing and future unsecured and unsubordinated obligations of the Company.

Redemption:

The Notes may be redeemed at any time prior to October 5, 2043 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days prior notice at a redemption price equal to the greater of (a) the Discounted Value of the Notes or (b) 100% of the principal amount thereof. The Notes may be redeemed at any time on or after October 5, 2043 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days prior notice at a redemption price equal to 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

“Discounted Value” shall mean an amount equal to the sum of the present values of all remaining scheduled payments of principal and interest (not including any portion of the payment of interest accrued as of the redemption date) from the redemption date of the Notes to the respective due dates for such payments until maturity computed on a semi- annual basis by discounting such payments (assuming a 365 day year) to the redemption date of the Notes at the Government of Canada Yield plus 46 basis points.

“Government of Canada Yield” shall mean, with respect to any redemption date, the midmarket yield to maturity on the third business day (the “Determination Date”) preceding the redemption date of the Notes, compounded semi-annually, which a non- callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to maturity from such redemption date as

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quoted by a dealer selected from time to time by the Company and approved by the trustee for the Notes at noon (Toronto time) on such Determination Date.

Payment & Delivery:	Payments of interest and principal will be made to CDS or its nominee.

Distribution:

The Offering is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Agents may offer the Notes outside Canada and the United States.

Covenants:

Covenants include negative pledge, cross acceleration, restrictions against sale & leaseback, limitations on indebtedness of restricted subsidiaries (please refer to the Prospectus Supplement dated December 3, 2015).

Change of Control:

The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (See “Details of the Offering - Repurchase upon Change of Control Triggering Event” in the Prospectus Supplement dated December 3, 2015).

Use of Proceeds:

The net proceeds will be used to repay approximately $956 million of outstanding commercial paper, to fund the repayment, on maturity, of a portion of the $600 million principal amount outstanding on the Company’s 3.65% Series CI Notes due May 25, 2016, and the balance for general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.

CUSIP/ISIN:	87971MAW3 / CA87971MAW34

Syndicate:	RBC Dominion Securities Inc. (Joint Lead and Bookrunner) CIBC World Markets Inc. (Joint Lead and Bookrunner)
BMO Nesbitt Burns Inc. (Joint Lead and Bookrunner)
Scotia Capital Inc. TD Securities Inc.
National Bank Financial Inc. HSBC Securities (Canada) Inc.
Desjardins Securities Inc.
Wells Fargo Securities Canada, Ltd. J.P. Morgan Securities Canada Inc. Canaccord Genuity Corp.
Laurentian Bank Securities Inc.

One or more sections of this final term sheet may be provided by members of the syndicate to investors.

(1)   [Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 — Shelf Distributions.]

The Company has filed a registration statement (File No. 333-199916) (including a short form base shelf prospectus dated November 19, 2014) and will file a prospectus supplement dated December 3, 2015 (including the short form base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling RBC Capital Markets LLC at 1-866-375-6829, BMO Capital Markets Corp. at 1-866-864-7760, or CIBC World Markets Corp. at 212-856-4000.

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A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

December 3, 2015

TELUS Corporation

Final Term Sheet

3.75% Notes, Series CV due March 10, 2026

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:	C$600 million Series CV Notes pursuant to the Short Form Base Shelf Prospectus dated November 19, 2014 and the Prospectus Supplement dated December 3, 2015

Principal Amount:	C$600 million

Pricing Date:	December 3, 2015

Settlement Date:	December 8, 2015 (T+3)

Maturity Date:	March 10, 2026

Coupon:

3.75% per annum, payable semi-annually in arrears, in equal instalments (except the first interest payment) on March and September 10th, commencing on March 10, 2016. The first interest payment (short first coupon) on March 10, 2016 will be in an amount equal to C$5,732,876.71

Issue Spread(1):	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 — Shelf Distributions.]

Issue Yield:	3.844% per annum

Issue Price:	C$99.214 per $100 principal amount

Rank:	The Notes will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all existing and future unsecured and unsubordinated obligations of the Company.

Redemption:

The Notes may be redeemed at any time prior to December 10, 2025 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days prior notice at a redemption price equal to the greater of (a) the Discounted Value of the Notes or (b) 100% of the principal amount thereof. The Notes may be redeemed at any time on or after December 10, 2025 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days prior notice at a redemption price equal to 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

“Discounted Value” shall mean an amount equal to the sum of the present values of all remaining scheduled payments of principal and interest (not including any portion of the payment of interest accrued as of the redemption date) from the redemption date of the Notes to the respective due dates for such payments until December 10, 2025 computed on a semi-annual basis by discounting such payments (assuming a 365 day year) to the redemption date of the Notes at the Government of Canada Yield plus 53.5 basis points.

“Government of Canada Yield” shall mean, with respect to any redemption date, the midmarket yield to maturity on the third business day (the “Determination Date”) preceding the redemption date of the Notes, compounded semi-annually, which a non- callable Government of Canada Bond would carry if issued, in Canadian dollars in

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Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to December 10, 2025 from such redemption date as quoted by a dealer selected from time to time by the Company and approved by the trustee for the Notes at noon (Toronto time) on such Determination Date.

Payment & Delivery:	Payments of interest and principal will be made to CDS or its nominee.

Distribution:

The Offering is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Agents may offer the Notes outside Canada and the United States.

Covenants:

Covenants include negative pledge, cross acceleration, restrictions against sale & leaseback, limitations on indebtedness of restricted subsidiaries (please refer to the Prospectus Supplement dated December 3, 2015).

Change of Control:

The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (See “Details of the Offering - Repurchase upon Change of Control Triggering Event” in the Prospectus Supplement dated December 3, 2015).

Use of Proceeds:

The net proceeds will be used to repay approximately $956 million of outstanding commercial paper, to fund the repayment, on maturity, of a portion of the $600 million principal amount outstanding on the Company’s 3.65% Series CI Notes due May 25, 2016, and the balance for general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.

CUSIP/ISIN:	87971MBC6 / CA87971MBC60

Syndicate:	RBC Dominion Securities Inc. (Joint Lead and Bookrunner)
CIBC World Markets Inc. (Joint Lead and Bookrunner)
BMO Nesbitt Burns Inc. (Joint Lead and Bookrunner)
Scotia Capital Inc.
TD Securities Inc.
National Bank Financial Inc.
HSBC Securities (Canada) Inc.
Desjardins Securities Inc.
Wells Fargo Securities Canada, Ltd.
J.P. Morgan Securities Canada Inc.
Canaccord Genuity Corp.
Laurentian Bank Securities Inc.

One or more sections of this final term sheet may be provided by members of the syndicate to investors.

(1)   [Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 — Shelf Distributions.]

The Company has filed a registration statement (File No. 333-199916) (including a short form base shelf prospectus dated November 19, 2014) and will file a prospectus supplement dated December 3, 2015 (including the short form base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling RBC Capital Markets LLC at 1-866-375-6829, BMO Capital Markets Corp. at 1-866-864-7760, or CIBC World Markets Corp. at 212-856- 4000.

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